Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1. Material Event - Ultrapar

Item 1

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ/MF Nº 33.256.439/0001-39 NIRE 35.300.109.724	COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA Publicly traded company CNPJ/MF nº 33.069.766/0001-81

MATERIAL NOTICE

Response to NOTICE/CVM/SRE/GER-1/Nº 1703/2007 (“CVM Notice 1703”)

Ultrapar Participações S.A. (“Ultrapar”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI”), under the terms of CVM Instruction No. 358, and with reference to the Material Notice published on September 17, 2007, hereby announce the following:

Ultrapar respectfully maintains its technical opinion that the price of R$ 58.10 per common share corresponds to 80% of the value effectively agreed with the controlling shareholders of CBPI, this price exactly reflecting the negotiation between the parties involved in the transaction and these same parties’ opinion with regard to the value of the premium for direct and indirect control attributed to the common shares of the companies that are the object of the tender offer.

However, in light of its obligation related to the acquisition process of Ipiranga Group and focusing on not delaying the payment to the minority common shareholders of CBPI, Ultrapar has decided that it is not convenient to appeal with the CVM Committee and will therefore adopt the price of R$ 64.43 per common share issued by CBPI for the mandatory tag along tender offer as a result of sale of control of this company, so meeting the requirements contained in “CVM Notice 1703”.

October 01, 2007

André Covre Chief Financial and Investor Relations Officer Ultrapar Participações S.A.	Sérgio Roberto Weyne Ferreira da Costa Investor Relations Officer Companhia Brasileira de Petróleo Ipiranga

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date: October 2, 2007	By:	/s/ Andre Covre
Name: Andre Covre
Title: Chief Financial and Investor Relations Officer

(Material Notice -- Ultrapar)